                                                                      EXHIBIT 1

MEETINGS OF THE BOARD AND COMMITTEES

    During fiscal year 1994, the Board of Directors met six times, the Audit Committee met two times, the Compensation Committee met three times, and the Executive Committee met once. There is no Nominating Committee. Each of the incumbent directors, with the exception of William N. Lane, III, attended at least 75% of the meetings of the Board of Directors and its Committees on which he served during fiscal year 1994.

    The  Audit  Committee  is  responsible  for  recommending  to  the  Board of
Directors the appointment of independent public accountants (subject to ratification by the stockholders); reviewing the fees charged by the Company's independent public accountants; reviewing the Company's annual financial statements prior to submission to the Board of Directors; reviewing the scope and results of the Company's annual audits; and certain other matters concerning the Company's accounts and financial affairs as specified in the Company's By-Laws.

    The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the salaries of officers and key managers of the Company; reviewing and recommending incentive bonus, stock option, retirement, and welfare plans and programs for officers and key managers of the Company; and certain other matters concerning the performance and compensation of the Company's management employees as specified in the Company's By-Laws. Qualified members of the Compensation Committee also serve as the Salary, Bonus and Option Committee under the Company's Executive Incentive Plan and as the committee of the Company's Board of Directors that administers the Company's 1989 Stock Option Plan.

    The Executive Committee is authorized, subject to certain limitations imposed by law and in the Company's By- Laws, to exercise the powers and authority of, and act in lieu of, the Board of Directors in the management and direction of the Company's business and affairs.

COMPENSATION OF DIRECTORS

    Each director receives an annual director's fee of $19,000 . Each director also receives a fee of $600 plus expenses for each meeting of the Board of Directors and its Committees that he attends.

    The Company has a Retirement Plan for outside directors pursuant to which outside directors (which include all directors other than Mr. Cronin and Mr. Dimitriou) will be eligible to receive benefits when they complete five years of service as outside directors. Messrs. Canning, Doyle, and Olsen have completed five years of service as outside directors and are participants in the Plan. The annual retirement benefit payable to each participating director is equal to the annual director's fee in effect on his retirement date. Retirement benefits commence upon the retirement of a participating director, continue for the lesser of ten years or the number of years of service as an outside director, and cease upon the death of the participating director. Because the actual retirement benefits to be received by each participating director will be based upon the annual director's fee in effect on his retirement date and the period of time during which he serves as an outside director, the amount of the retirement benefits to be paid to participating outside directors cannot be calculated prior to retirement. As of the end of fiscal year 1994, the amount of retirement benefits accrued under the Plan for Mr. Canning, Mr. Doyle and Mr. Olsen was $19,000 per year for ten years.

    The Company established a Deferred Compensation/Capital Accumulation Plan for directors for each of calendar years 1988, 1993 and 1994 in which all incumbent directors were eligible to participate. For the 1994 Plan, Messrs. Canning, Dimitriou, Doyle, and Ewers elected to participate. For the 1993 Plan, Messrs. Canning, Doyle, and Ewers elected to participate. For the 1988 Plan, only Mr. Olsen elected to participate. Each participating director was allowed to elect to defer up to 100% of his director's and meeting fees. Subject to certain conditions, the amount of fees deferred bears interest, compounded annually at 16% per annum for amounts deferred under the 1988 Plan and at 12% per annum for amounts deferred under the 1993 and 1994 Plans. A participating director is entitled to receive payment of the undistributed amount of his deferral account in either fifteen annual installments beginning at age 65 or, if a participating director so elects, in ten annual installments beginning at age 70 or age 72. If a participating director has not previously begun to receive installment payments from his deferral account, he will receive an interim distribution from his deferral account in both the seventh and the eighth years following the deferral year in an amount equal to the amount of fees that he deferred.

COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth the cash compensation and certain other components of compensation for fiscal years 1994, 1993, and 1992 for the Chief Executive Officer and the other four most highly compensated executive officers of the Company for the fiscal year ended July 31, 1994:

                          SUMMARY COMPENSATION TABLE*

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                     ------------
                                                     ANNUAL COMPENSATION                AWARDS
                                            --------------------------------------   ------------
                                                                    OTHER ANNUAL      SECURITIES    ALL OTHER
                                    FISCAL                          COMPENSATION      UNDERLYING   COMPENSATION
    NAME AND PRINCIPAL POSITION      YEAR   SALARY (1)  BONUS (1)      (2)(3)        OPTIONS (4)    (2)(5)(6)
  --------------------------------  ------  ----------  ---------  ---------------   ------------  ------------
  Robert J. Cronin (7)               1994   $  318,750  $ 194,077  $     21,200(8)       10,000    $    34,960
   President and Chief Executive     1993      293,750    150,530        12,625           6,000         27,468
   Officer                           1992      230,633     69,187                        13,000
  Theodore Dimitriou (7)             1994      300,000    134,310        21,200(8)        5,000         64,036
   Chairman of the Board             1993      341,667    148,000        19,500           5,000         83,994
                                     1992      395,001    165,000                        10,000
  Michael O. Duffield                1994      182,750    101,079                         4,900         15,411
   Senior Vice President/            1993      165,000     35,424                         3,100         12,875
   Operations                        1992      114,167     26,675                         8,000
  Michael J. Halloran                1994      185,250     91,960                         4,400         19,222
   Vice President/Chief              1993      177,400     36,307                         3,000         18,790
   Financial Officer/Secretary       1992      167,200     48,063                         2,000
  Bruce D'Angelo                     1994      162,500     69,347                         4,000         14,467
   Vice President/Sales              1993      145,000     51,260                         3,500         10,913
                                     1992      115,001     22,921                         3,000

------------------------
 * There were no Restricted Stock Awards, SARs, or LTIP Payouts during the three most recent fiscal years.

(1) Compensation deferred at the election of the executive officer pursuant to Deferred Compensation/Capital Accumulation Plans established by the Company for the calendar years 1994 and 1993 is included in the relevant salary and bonus columns.

(2) In accordance with the transitional provisions of the management compensation disclosure rules of the Securities and Exchange Commission, no information with respect to Other Annual Compensation and All Other Compensation for fiscal year 1992 has been included.

(3) Perquisites and other personal benefits paid to the named executive officers aggregated in each case less than the lower of either $50,000 or 10% of the total annual salary and bonus reported. In accordance with the management compensation disclosure rules of the Securities and Exchange Commission, no amounts have been shown for perquisites and other personal benefits for any executive officer.

(4) Represents the number of shares of the Company's Common Stock for which options were granted to each executive officer for fiscal years 1994, 1993, and 1992 under the Company's 1989 Stock Option Plan. Stock options for fiscal year 1994 were approved and granted by the Board of Directors on September 7, 1994. Option grants set forth in the Summary Compensation Table are reported on a current basis. In prior years, options were not determined until after the Annual Meeting of Stockholders. Accordingly, stock options were reported one year in arrears.

(5) All Other Compensation includes (a) Company contributions under the Company's Profit Sharing and Retirement Plan, (b) Company contributions
     under   the    Company's   Supplemental    Profit   Sharing    Plan,    and

     (c) above-market accrued interest on compensation deferred under the Company's Deferred Compensation/Capital Accumulation Plans to the extent that such accrued interest exceeds interest that would have accrued on such deferred compensation at market interest rates. The amounts of All Other
     Compensation for each of the three components above were as follows:

       FISCAL YEAR 1994

                 PROFIT SHARING     SUPPLEMENTAL
                 AND RETIREMENT    PROFIT SHARING     ABOVE-MARKET
                      PLAN              PLAN        ACCRUED INTEREST
                ----------------  ----------------  ----------------
Mr. Cronin      $      18,874        $   10,407     $        5,679
Mr. Dimitriou          17,033            17,557             27,672
Mr. Duffield           13,879          --                    1,532
Mr. Halloran           15,407          --                    3,815
Mr. D'Angelo           13,113          --                    1,354

       FISCAL YEAR 1993

                 PROFIT SHARING     SUPPLEMENTAL
                 AND RETIREMENT    PROFIT SHARING     ABOVE-MARKET
                      PLAN              PLAN        ACCRUED INTEREST
                ----------------  ----------------  ----------------
Mr. Cronin      $      18,309        $    5,494     $        3,665
Mr. Dimitriou           7,840            51,254             22,938
Mr. Duffield           12,214          --                      661
Mr. Halloran           15,979          --                    2,811
Mr. D'Angelo           10,410          --                      503

    Interest accrued on bonuses deferred under the Company's Executive Incentive Plan, and, in the case of Mr. Dimitriou, his employment agreement, are at or below market interest rates.

(6) For Mr. Dimitriou, All Other Compensation also includes $1,774 and $1,962 of reimbursed medical expenses provided under his employment agreement for fiscal years 1994 and 1993, respectively.

(7) On November 11, 1992, Mr. Cronin was promoted to Chief Executive Officer from Chief Operating Officer. Mr. Cronin succeeded Mr. Dimitriou as Chief Executive Officer. Mr. Dimitriou remained Chairman of the Board.

(8) Other Annual Compensation for Mr. Cronin and Mr. Dimitriou includes director and meeting fees each earned as directors of the Company.

OPTION GRANTS FOR FISCAL YEAR 1994

    The following table sets forth information with respect to options granted for fiscal year 1994 to purchase shares of the Company's Common Stock granted under the Company's 1989 Stock Option Plan to the five executive officers listed in the compensation table on page 7.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       PERCENT
                                      OF TOTAL
                                       OPTIONS
                         NUMBER OF     GRANTED
                         SECURITIES      TO         EXERCISE OR
                         UNDERLYING   EMPLOYEES        BASE
                          OPTIONS     IN FISCAL    PRICE ($/SH.)    EXPIRATION DATE       GRANT DATE
         NAME           GRANTED (1)     YEAR            (1)               (1)          PRESENT VALUE (2)
----------------------  ------------  ---------   ---------------  ------------------  -----------------
Robert J. Cronin             10,000       11.4%   $       33.38          9/7/04        $       104,700
Theodore Dimitriou            5,000        5.7%           33.38          9/7/04                 52,350
Michael O. Duffield           4,900        5.6%           33.38          9/7/04                 51,303
Michael J. Halloran           4,400        5.0%           33.38          9/7/04                 46,068
Bruce D'Angelo                4,000        4.6%           33.38          9/7/04                 41,880

------------------------
(1) Under the terms of the Company's 1989 Stock Option Plan, options can be either tax-favored incentive stock options or non-qualified stock options. Tax-favored incentive stock options must have an option price not less than 100% of market value on the date of grant. Non-qualified stock options may have an option price not less than 85% of market value on the date of grant; however, no options have been granted to date at an option price less than 100% of market value on the grant date. Options become exercisable as to 40% of the shares one year after the grant date and as to the remaining 60% of the shares two years after the grant date;
     however, the Compensation Committee has the authority to accelerate the exercisability of an option. Options may be granted with exercise periods up to ten years. All options granted to date have had an exercise period of ten years from the grant date.

(2)  The  Black-Scholes option  pricing method  has been  used to  calculate the present value of  options as of  the date of  grant. The model  assumptions include:  (a)  an option  term of  7 years,  which represents  the weighted average (by number of option shares) over the past ten years of the  length of  time between the  grant date of  options and the  exercise date of such options for the listed  executive officers; (b) an  interest rate equal  to
     the   interest  rate  on  a  U.S.   Treasury  Bond  with  a  maturity  date
     corresponding  to  that  of  the  option  term;  (c)  a  volatility  factor calculated  using monthly stock  prices for the  Company's Common Stock for the 3 years (36 months) prior to the grant date; and (d) a dividend rate of
     $.625 per share, which was the total amount of dividends paid with  respect to a share of the Company's Common Stock in fiscal year 1994.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1994 AND FISCAL YEAR-END OPTION
VALUES

    The following table sets forth information with respect to the exercise in fiscal year 1994 of options to purchase shares of the Company's Common Stock granted under the Company's 1989 Stock Option Plan by the five executive officers listed in the compensation table on page 7. In addition, this table includes the fiscal year-end number and value of unexercised options held by each listed executive officer.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED   IN-THE-MONEY OPTIONS AT
                        NUMBER OF SHARES                      OPTIONS AT 7/31/94           7/31/94 (2)
                           ACQUIRED ON     VALUE REALIZED  ------------------------  ------------------------
         NAME               EXERCISE            (1)        EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----------------------  -----------------  --------------  ----------  ------------  ----------  ------------
Robert J. Cronin              --                --            49,200        7,800    $ 489,275   $    24,975
Theodore Dimitriou            --                --            22,000       11,000      132,250        43,875
Michael O. Duffield               6,000       $   71,250      16,200        4,900      144,150        17,363
Michael J. Halloran           --                --             6,800        4,200       60,100        14,025
Bruce D'Angelo                    2,000           22,125       3,200        5,300       30,150        18,413

------------------------
(1) Value realized equals the aggregate excess of the fair market value on the date of exercise over the relevant exercise price(s).

(2) Value of unexercised in-the-money options is calculated as the aggregate excess of the fair market value of $31.50 per share (which was the closing price of the Company's Common Stock as reported in the New York Stock Exchange Composite Transactions for July 29, 1994) over the relevant exercise price(s).

EMPLOYMENT CONTRACTS AND TERMINATION, SEVERANCE AND CHANGE-OF-CONTROL
ARRANGEMENTS

    The Company has an employment agreement with Mr. Dimitriou pursuant to which Mr. Dimitriou shall serve the Company, and the Company shall employ Mr. Dimitriou, as its Chairman of the Board until December 31, 1994, or such earlier date (subject to certain conditions) as Mr. Dimitriou may elect, and a consulting period after his retirement until August 31, 1998, or such earlier date (subject to certain conditions) as Mr. Dimitriou may elect. Mr. Dimitriou is required to devote at least 40% of his business time and energies to the Company and its subsidiaries during the employment period, and up to 20% of his business time and energies to the Company and its subsidiaries during the consulting period. The employment agreement provides for Mr. Dimitriou to be paid a base salary of $300,000 per year and annual bonuses up to 50% of the base salary as determined by the Compensation Committee of the Board of Directors, provided that, if a Material Change should occur, Mr. Dimitriou's annual bonus would be the equivalent of that awarded in calendar year 1993. A "Material Change" includes the acquisition of beneficial ownership of 35% or more of the outstanding shares of the Company's Common Stock, the election as directors representing one-fourth or more of the Company's Board of Directors of persons who were not nominated or recommended by the incumbent Board of Directors, or the occurrence of any other event or state of facts that the Board of Directors determines to be a "Material Change" for the purposes of the employment agreement. At the election of Mr. Dimitriou, his annual bonus for any fiscal year may be deferred and paid, with interest (based on the rate paid on 90 day bank certificates of deposit), in 120 equal monthly installments following the termination of his employment. For the consulting period, Mr. Dimitriou shall be paid a consulting fee at a rate of not less than $100,000 per annum. The employment agreement also provides that, if Mr. Dimitriou should become disabled during the term of his employment, he will be paid 50% of his base salary then in effect for the remainder of the employment term or until his death, whichever occurs earlier, and provides for the Company to reimburse Mr. Dimitriou for certain uninsured medical expenses. In addition, the employment agreement provides for Mr. Dimitriou to receive a supplemental retirement benefit which supplements retirement benefits provided under social security and the Company's Profit Sharing and Retirement Plan and Supplemental Profit Sharing Plan so that he can anticipate receiving a retirement income equal to 50% of the average monthly compensation he received during the last sixty months of his full-time employment. The estimated supplemental retirement benefit for Mr. Dimitriou, based upon his anticipated retirement at age 68, is $142,200 per year. After a Material Change, Mr. Dimitriou may (as a result of changes in his title, duties and responsibilities, interference with the performance of his duties and responsibilities, or failure to be paid compensation or receive benefits) elect to terminate his services and receive a termination payment in an amount equal to the discounted present value of the minimum compensation he would have been entitled to receive under the employment agreement for the remainder of the employment term and the consulting period, as well as lump sum distributions of his deferred bonuses (and related interest) and his supplemental retirement benefit.

    The Company has adopted an Executive Severance Pay Plan, in which Mr. Cronin, Mr. Duffield, Mr. Halloran, and Mr. D'Angelo are Level II Participants and certain other executive employees are either Level I Participants or Level II Participants. The Plan provides for each participant to receive a severance benefit of either one (in the case of Level I Participants) or two (in the case of Level II Participants) times the participant's annual compensation if the participant's employment with the Company and its subsidiaries voluntarily or involuntarily terminates at any time during the two-year period after the occurrence of a Material Change for any reason other than Cause (as defined in the Plan). A "Material Change" includes the acquisition of beneficial ownership of 35% or more of the outstanding shares of the Company's Common Stock, the election as directors representing one-fourth or more of the Company's Board of Directors of persons who were not nominated or recommended by the incumbent Board of Directors, or the occurrence of any other event or state of facts that the Board of Directors determines to be a "Material Change" for the purposes of the Plan. Participants in the Company's Executive Severance Pay Plan may also be entitled to receive a severance benefit under the Company's Employee Severance Pay Plan, which provides a severance benefit to non-union employees of the Company and its subsidiaries based upon length of service in the event that a participant's employment is involuntarily terminated without Cause within a period of two years after the occurrence of a Material Change (as such terms are defined in the Plan); however, any severance benefit provided under the Company's Employee Severance Pay Plan is reduced by any severance benefit received under the Executive Severance Pay Plan, and, in most cases, the severance benefit provided under the Executive Severance Pay Plan would exceed the severance benefit provided under the Company's Employee Severance Pay Plan.

    The Company has a Profit Sharing and Retirement Plan that covers all full-time employees of the Company (other than employees covered by collective bargaining agreements) who have completed one year of service. The Plan has a provision that is intended to preserve and protect the Plan assets for the benefit of participants in the event of a change in control or other similar material change with respect to the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Dimitriou, the Chairman of the Board of the Company, serves on the Board of Directors of General Binding Corporation. Mr. Lane, who is the Chairman of the Board of General Binding Corporation, serves on the Compensation Committee of the Company. Mr. Dimitriou does not serve on the Compensation Committee of General Binding Corporation.

                                     ITEM 2
                   AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

    The Board of Directors has approved an amendment to the Company's Employee Stock Purchase Plan which would (i) provide two additional six-month offering periods under the Plan, thereby extending the Plan to December 31, 1997, and
(ii) increase the aggregate number of shares of the Company's Common Stock that may be purchased pursuant to options granted under the Plan from 4,200,000 shares to 4,700,000 shares (subject to adjustment for stock dividends, recapitalizations, mergers, consolidations, reorganizations, split ups, combinations, exchanges and the like). If approved by the stockholders, the amendment would become effective as of January 1, 1995, subject to the condition that the amendment not adversely affect previous rulings issued by the United States Department of the Treasury with respect to the tax exempt status of the Plan.

    The Company's Employee Stock Purchase Plan is available to all employees of the Company who have completed at least one year of service (as of July 31, 1994, 2,954 employees were eligible to participate in the Plan). Under the Plan, employees electing to participate may purchase shares of the Company's Common Stock at an exercise price equal to the lower of (a) 85% of the mean market value on the first day of the offering period or (b) 85% of the mean market value on the last day of the offering period. The offering period is a six-month period beginning on January 1 and July 1 of each year. Participating employees may purchase stock equal to the lesser of (a) shares having a market value of no more than 10% of the participant's base salary or (b) shares having a market value of $25,000 (market value is determined using the market price of the stock as of the first day of the offering period). Through June 30, 1994, an aggregate of 3,757,747 shares of Common Stock had been issued through the exercise of options granted under the Plan in thirty-nine semi-annual offering periods.

    The Company's Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. Under current law, neither the granting of options nor the exercise of options should have any federal income tax consequences for the Company or any participant in the Plan. If shares purchased under the Plan are sold after two years have elapsed since the commencement of the six-month offering period in which such shares were purchased and the selling price exceeds the exercise price, then, under current federal tax law, any amount of the selling price in excess of market value on the first day of the offering period is treated as a long-term capital gain and the balance of the selling price in excess of the exercise price is treated as ordinary income; if the selling price does exceed the exercise price, then the entire difference between the selling price and the exercise price is treated as a long-term capital loss. If a participant sells shares purchased under the Plan within a period of two years from the commencement of the six-month offering period in which such shares were purchased, then, under current federal tax law, the participant will have ordinary income equal to the difference between the exercise price and the market value on the last day of the offering period and the Company will be entitled to a deduction to the extent of any ordinary income required to be reported by the participant; any difference between the selling price and market value as of the last day of the offering period is treated as long-term or short-term capital gain or loss, as the case may be, depending upon the period of time the shares were held prior to sale.

    The Company's Employee Stock Purchase Plan may be terminated, suspended or amended at any time by the Board of Directors. However, no amendment which would increase the number shares of stock as to which options may be granted under the Plan may be made without the approval of the stockholders.

    The benefits that might be received by employees as a result of the proposed amendment cannot be determined because the benefits depend upon the degree of participation by employees and the trading price of the Company's Common Stock in future offering periods. The following table, however, discloses the benefits received by employees during fiscal year 1994 from the Employee Stock Purchase Plan.

                                            DOLLAR VALUE
                                             OF BENEFITS    NUMBER OF SHARES
            NAME AND POSITION                    (1)            ACQUIRED
------------------------------------------  -------------  ------------------
Robert J. Cronin
 President and Chief Executive Officer       $     7,379                819
Theodore Dimitriou
 Chairman of the Board                             6,792                841
Michael O. Duffield
 Senior Vice President/Operations                --               --
Michael J. Halloran
 Vice President/Chief Financial
 Officer/Secretary                                 6,344                637
Bruce D'Angelo
 Vice President/Sales                              1,269                141
All Officers as a group                           33,622              3,698
All Employees                                  2,026,917            236,407

------------------------
(1) Dollar Value of Benefits is calculated as the aggregate difference between the fair market value at the date of exercise and the lower of (a) 85% of the mean market value on the first day of the offering period or (b) 85% of the mean market value on the last day of the offering period for the two offering periods during fiscal year 1994.

    The Board of Directors believes that the Company's Employee Stock Purchase Plan provides an important community of interest between the Company's employees and that of its stockholders. The Board of Directors believes that the continuation of the Plan is in the best interest of the Company and its stockholders. Accordingly, the Board of Directors recommends that the stockholders vote in favor of the amendment to the Plan being presented for approval. The affirmative vote of the holders of a majority of the shares of the Company's Common Stock represented in person or by proxy at the 1994 Annual Meeting is required to approve the amendment.

    The closing price of the Company's Common Stock as reported in the New York Stock Exchange Composite Transactions for September 21, 1994 was $30.125 per share.

                                     ITEM 3
                         RATIFICATION OF APPOINTMENT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

    Upon the recommendation of the Audit Committee and subject to ratification by the stockholders, the Board of Directors has appointed Arthur Andersen LLP as independent public accountants for the Company for fiscal year 1995.

    Arthur Andersen LLP has served as the Company's independent public accountants since fiscal year 1960. Representatives of Arthur Andersen LLP are expected to be present at the 1994 Annual Meeting with the opportunity to make a statement if they so desire, and such representatives will be available to respond to appropriate questions from the stockholders.

                                     ITEM 4
                                 OTHER MATTERS

    The Board of Directors is not aware of any matters to be presented at the 1994 Annual Meeting other than those listed in the notice of the meeting. However, if any other matters do come before the 1994 Annual Meeting, it is intended that the holders of proxies solicited by the Board of Directors will vote on such other matters at their discretion in accordance with their best judgment.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee consists of four non-employee members of the Board of Directors. The Compensation Committee is responsible for reviewing and recommending to the Board of Directors for approval the compensation of officers and key management positions in the Company. Under the supervision of the Committee, the Chairman of the Board and the Chief Executive Officer define the Company's compensation philosophy and objectives and develop compensation plans to achieve those objectives.

    The Company's compensation philosophy and objectives as it relates to executives are: (a) to include those individuals who are officers or are in other key management positions that have a direct effect on profits; (b) to adequately compensate those individuals at levels which are competitive with similar positions in other companies, and (c) to provide methods of compensation that both retain executives long-term and offer incentives in a manner that enhances shareholder value.

COMPENSATION OF EXECUTIVE OFFICERS

    In the case of Mr. Dimitriou, compensation is governed by the terms of his employment agreement with the Company (which is described under the heading "Employment Contracts and Termination, Severance and Change-of-Control Arrangements" on page 9). Compensation of all other executive officers for fiscal year 1994 was structured to consist of the following elements:

    BASE SALARY -- Base salary is intended to provide a sufficient level of compensation to attract and retain qualified management. Base salaries are determined based on an established salary range for each position and the incumbent's performance in the position. Salary ranges are determined through comparative compensation surveys supplied by professional compensation consultants that compare the evaluated position to positions of equal responsibilities at companies of similar size and complexity. The Company's salaries generally fall at median levels of the established range. Salary increases generally range from zero to seven percent depending on the evaluation of the executive's performance and the executive's salary relative to the established salary range. The Committee believes that the Company's most direct competitors for executive talent are not necessarily the companies that would be included in a peer group. Thus, the survey comparison group is not the same as the peer group used in the performance graph on page 16.

    INCENTIVE AND DEFERRED BONUSES -- Incentive bonuses under the Incentive Bonus Plan and deferred bonuses under the Deferred Bonus Plan are intended to motivate executives to achieve goals that improve the business and increase shareholder value. The incentive bonus is a cash bonus up to 30% to 40% of an executive's base salary (except that the Chief Executive Officer can earn a cash bonus up to 50% of his base salary). The deferred bonus is an amount not to exceed two-thirds of the incentive bonus. The maximum incentive bonus percentage varies depending on the relative position of the executive within the Company. The amount of bonus received is based upon the attainment of non-subjective objectives established by the executive and the Chief Executive Officer and approved by the Committee (or, in the case of the Chief Executive Officer, by the Chief Executive Officer and Chairman of the Board and approved by the Committee). Objectives relate to financial goals for the Company and to the executives' specific responsibilities. Key objectives are assigned point values. The percentage of points achieved to total points available determines the amount of bonus to be awarded. Generally, 30% of the points relate to the Company's performance, based on measurements such as earnings per share, return on shareholders' equity, percentage of operating expense to sales and pretax and after-tax profit ratios. A second 30% relates to financial objectives specific to the executive's areas of responsibility; these objectives usually focus on divisional profitability or asset turnover ratios. A third 30% relates to operational objectives in the executive's area of responsibility, such as the development and implementation of major products, programs or projects. The final 10% relates to an executive's own self-development.

    CAPITAL ACCUMULATION PLAN -- The Capital Accumulation Plan (CAP) is intended to motivate executive officers and employees in certain key management positions to remain in the employment of the Company, thus providing the Company with a qualified and stable executive team to achieve its long-term goals. The CAP allows participants to elect to defer up to 20% of their salary and cash bonus. A CAP has been in effect for each calendar year since 1988, with the exception of 1992. The deferred amount bears interest at a rate determined by the Committee, and has ranged between 12% and 16% per annum. The Committee elected 12% for the 1994 Plan. If a participant remains in the continuous employment of the Company for a period of seven years after the year of deferral, an interim distribution equal to the amount deferred will be made from the participant's deferral account. A second interim distribution equal to the first interim distribution will be made to each participant who remains in the continuous employment of the Company for a period of eight years after the year of deferral. Most participants will also receive additional distributions beginning at age 65. A participant whose employment terminates prior to retirement receives a lump-sum distribution equal to the amount deferred plus interest between 6% and 8%, less the amount of any interim distributions. The Company has purchased for its account life insurance on the participants, which is expected to be sufficient to fund distributions under the Plan.

    STOCK COMPENSATION -- Stock compensation is intended to provide a longer term reward to executives for sound Company performance and to align the interests of the executive more closely with those of the stockholders by increasing management stock ownership. The Company provides stock compensation via two plans, the 1989 Stock Option Plan (Option Plan) and the Employee Stock Purchase Plan (ESP). The Committee administers the Option Plan pursuant to which options to purchase shares of the Company's Common Stock are granted to executive officers and other key members of management. Options under the Plan become exercisable as to 40% of the shares one year after grant and the remaining 60% of the shares become exercisable two years after grant; however, the Committee has the authority to accelerate the exercisability of any option. In determining the number of shares for which options are to be granted, the Committee considers the recommendations of the Chief Executive Officer (or, in the case of the Chief Executive Officer, the Chairman of the Board), the
performance of each participant, the Company's financial performance, comparative information regarding stock grants made by similar companies, and historical stock grants made by the Company. The ESP is available to all employees of the Company who have completed at least one year of service. Under the Plan, employees electing to participate may purchase shares of the Company's Common Stock at an exercise price equal to the lower of (a) 85% of the mean market value on the first day of the offering period or (b) 85% of the mean market value on the last day of the offering period. The offering period is a six-month period beginning on January 1 and July 1 of each year. Participating employees may purchase stock equal to the lesser of (a) shares having a market value of no more than 10% of the participant's base salary or (b) shares having a market value of $25,000 (market value is determined using the market price of the stock as of the first day of the offering period).

    OTHER COMPENSATION ELEMENTS -- The Company provides a Profit Sharing and Retirement Plan (P.S. Plan) in which executive officers participate on the same terms as non-executive employees subject to limits on the amounts that may be contributed. In addition, a Supplemental Profit Sharing Plan provides to executives additional contributions to compensate them for contributions not allowed under the P.S. Plan due to contribution limitations. This supplemental plan is designed to place executives in the same relative position as non-highly compensated participants in the P.S. Plan. The Company also provides each executive officer with term life insurance (up to $200,000 of coverage) and an automobile for which the Company makes the lease and insurance payments.

    COMPENSATION ELEMENTS AND PLANS FOR FISCAL YEAR 1995 -- The Compensation Committee and Board of Directors have approved for fiscal year 1995 new executive compensation plans to further link the level of executive incentive compensation to the financial results and success of the Company. New plans approved include:

    - An ANNUAL BONUS PLAN that pays a cash bonus based upon the level of the Company's return on investment and the percentage of completion an executive achieves on predefined and approved individual performance objectives. This Plan replaces the existing Incentive Bonus Plan;

    - A STOCK OPTION GUIDELINE, that determines the number of stock option grants based upon the executive's individual performance and the Company's return on investment;

    - A LONG-TERM PERFORMANCE PLAN that provides a bonus equal to a defined percentage of "Value Added" as calculated in a modified "Economic Value Added" model. Bonus amounts in the Long-Term Performance Plan are deferred (banked) for a period of three years and are paid at the end of the third year provided subsequent year results have maintained a positive balance in the executive's deferred account. This Plan replaces the existing Deferred Bonus Plan.

    In addition, the Compensation Committee and Board of Directors have adopted an executive stock ownership guideline for fiscal year 1995. The guideline recommends that executive officers accumulate over a period of time, stock equal to a market value of one to three times base salary.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

    The fiscal year 1994 compensation for Robert J. Cronin, the Chief Executive Officer, was established following the same philosophy and objectives as discussed in this report, as were the compensation levels determined for all the executive officers of the Company.

    As reported in the Summary Compensation Table, total fiscal year 1994 compensation to Mr. Cronin was $568,987, the significant elements of which were base salary and incentive and deferred bonuses. Mr. Cronin also was granted options for 10,000 shares of the Company's Common Stock under the Company's 1989 Stock Option Plan.

    Mr. Cronin's base salary as of July 31, 1994 of $325,000 was determined based upon the Company's established salary range for the Chief Executive Officer. Mr. Cronin's base salary as of July 31, 1994, is at approximately the 25th percentile of Chief Executive Officer base salary compensation as determined in a 1993 survey by professional compensation consultants using companies of similar size and complexity. Effective November 1, 1994, Mr. Cronin's base salary will be increased to $365,000. The Compensation Committee believes that Mr. Cronin's salary is within an acceptable range.

    Mr. Cronin's fiscal 1994 incentive bonus was $116,500 (35.8% of his base salary and 71.7% of his maximum incentive bonus) and his fiscal 1994 deferred bonus was $77,577. Both amounts were determined by his level of achievement against objectives approved by the Committee at the beginning of the year. There were nine categories of performance objectives. Objectives included the level of earnings per share, return on equity, level of sales, and net pre-tax and after-tax earnings as a percentage to sales and various financial ratios. Other objectives related to the development and implementation of new products and services and the improvement in manufacturing efficiencies. The Compensation Committee believes Mr. Cronin's incentive and deferred bonuses are reasonable as compared to the Company's fiscal year 1994 performance.

    In summary, the Compensation Committee views Mr. Cronin's fiscal 1994 compensation as an appropriate amount, given the Company's financial performance in fiscal year 1994, his individual achievements, and the competitive standards for Chief Executive Officer talent.

    Submitted by the Compensation Committee of the Board of Directors of the Company.

                   Fred F. Canning       Chairman
                   R. Darrell Ewers
                   William N. Lane, III
                   William E. Olsen

PERFORMANCE GRAPH

    The following performance graph compares the cumulative total shareholder return on the Company's Common Stock for the five-year period from July 31, 1989 to July 31, 1994, with the cumulative total return for the same period of the Standard & Poor's (S&P) 500 stock index, the S&P MIDCAP 400 index, and a stock index composed of a group of six publicly traded companies, consisting of American Business Products, Duplex Products, Ennis Business Forms, Moore Corporation, New England Business Service, and Standard Register Company (the "Peer Group Index"). Comparisons are based on the assumption that the value of an investment on July 31, 1989, in the Company's Common Stock, the S&P 500 stock index, the S&P MIDCAP 400 index, and the Peer Group Index was $100 and that all dividends were reinvested.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            Wallace Computer Services,
                       Inc.              Peer Group   S&P 500   S&P 400 MidCap
7/31/89                          100.00      100.00     100.00           100.00
7/31/90                           84.71       86.44     106.43           106.46
7/31/91                           89.08       86.55     119.78           130.33
7/31/92                           98.31       78.17     134.76           152.97
7/30/93                          100.54       88.71     146.07           178.41
7/29/94                          134.07       90.56     152.91           184.69

INDEMNIFICATION ARRANGEMENTS AND LIMITATION ON LIABILITY

    Pursuant to the provisions of the Company's Certificate of Incorporation and the provisions of indemnification agreements between the Company and each of its directors and officers, the Company is obligated (subject to certain conditions) to hold harmless and indemnify its directors and officers, to the fullest extent permitted from time to time by applicable law, from and against expenses (including attorney's fees), judgments, fines, amounts paid in settlement, and other liabilities and claims that its directors and officers may incur or become subject to as a result of or in connection with serving or having served at any time as a director or officer of the Company (including liabilities relating to service as a trustee or otherwise in connection with employee benefit plans) and, in the case of officers, as an employee or agent of the Company or as a director, officer, employee, or agent or in any other capacity at the request of the Company with any subsidiary or other entity. The Company's indemnification obligations under its Certificate of Incorporation and under indemnification agreements with its directors and officers do not extend to liabilities or claims based upon or attributable to any breach of duty of loyalty to the Company or its stockholders, any acts or omissions that are not in good faith or that involve intentional misconduct or deliberate dishonesty, any improper personal profit or benefit, or any income taxes in respect of compensation. Directors and officers also have indemnification rights against the Company under Section 145 of the Delaware General Corporation Law, and the Company maintains director and officer liability insurance coverage for its directors and officers.

    Under the provisions of the Company's Certificate of Incorporation, no director of the Company shall have any personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that, unless and except to the extent otherwise permitted from time to time by applicable law, the liability of a director for monetary damages is not eliminated or limited for any breach of duty of loyalty to the Company or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct, deliberate dishonesty, or a knowing violation of law, for any dividends or redemptions or repurchases of stock that are unlawful under the Delaware General Corporation Law, or for any act or omission that occurred prior to November 12, 1986.

                 STOCKHOLDER PROPOSALS FOR 1995 ANNUAL MEETING

    It is presently anticipated that the 1995 Annual Meeting will be held on November 8, 1995. Stockholder proposals intended for inclusion in the proxy statement for the 1995 Annual Meeting must be received at the Company's corporate headquarters, 4600 West Roosevelt Road, Hillside, Illinois 60162, not later than June 10, 1995. Stockholder proposals should be addressed to the attention of the Company's Corporate Secretary.

                                          By Order of the Board of Directors

                                          T. DIMITRIOU
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

Hillside, Illinois
OCTOBER 7, 1994